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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 NETEGRITY, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

        Options Granted after December 1, 1999 to Purchase Common Stock,
                           Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    64110P107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 James E. Hayden
             Chief Financial Officer, Vice President of Finance and
                          Administration and Treasurer
                                 Netegrity, Inc.
                                52 Second Avenue
                                Waltham, MA 02451
                                 (781) 890-1700

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                                    Copy to:
                         Anthony J. Medaglia, Jr., Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 951-6600


                            CALCULATION OF FILING FEE

        Transaction Valuation*                           Amount of Filing Fee
        ---------------------                            --------------------
            $49,260,772                                        $9,853

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,824,163 shares of common stock of Netegrity, Inc. having an aggregate value of $49,260,772 as of August 8, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing party: Not applicable. Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]



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Item 1.   Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 9, 2001 (the "Offer to Exchange"), attached hereto as Exhibit
(a)(1) is incorporated herein by reference.

Item 2.   Subject Company Information.

          (a) The name of the issuer is Netegrity, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 52 Second Avenue, Waltham, Massachusetts 02451. Its telephone number is (781) 890-1700. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Netegrity") is incorporated herein by reference.

          (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all eligible options granted after December 1, 1999 under the Netegrity, Inc. 1997 Stock Option Plan and the Netegrity, Inc. 2000 Stock Incentive Plan (collectively the "Option Plans") to purchase 2,824,163 shares of the Company's Common Stock, par value $0.01 per share ("Option Shares")(the "Options") granted to eligible employees for new options that will be granted under the 2000 Stock Incentive Plan (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). This offer does not include the class of options held by option holders who are not employees of Netegrity or one of its subsidiaries on August 9, 2001 and the date the Offer expires. If you are not an employee of Netegrity or one of its subsidiaries on both of those dates, you will not be eligible to accept the Offer. If you are a director or executive officer of Netegrity, you will also not be eligible to accept the Offer. The information set forth in the Offer to Exchange is incorporated herein by reference. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

          (a) The name of the issuer is Netegrity, Inc., a Delaware corporation, and the address of its principal executive offices is 52 Second Avenue, Waltham, Massachusetts 02451. Its telephone number is
          (781) 890-1700.

Item 4.   Terms of the Transaction.

          (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Number of Options; Expiration Date"), Section 2 ("Purpose of this Offer"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights and Change of Election"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of This Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

          (b) Executive officers and directors will not be eligible to participate in this exchange program. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.



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Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

          (a) The primary purpose of the Offer to Exchange is to provide employees of Netegrity who hold options that are "out-of-the-money" with an opportunity to exchange those options for new stock options to be granted with an exercise price equal to the fair market value of the Company's common stock on or about March 11, 2002 as determined in accordance with the 2000 Stock Incentive Plan, so long as the employee is still employed by Netegrity on the date the new grant is made. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

          (b) The stock options that are tendered by eligible employees and accepted by the Company will be returned to the appropriate plan. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
          Section 11 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer") is incorporated herein by reference.

          (c) None, except as follows: (i) the Offer will result in the exchange of stock options on a one-for-one basis by the Netegrity employees who participate in the program; (ii) no individual will acquire additional shares of Netegrity stock in the exchange; and
          (iii) employees who participate in the exchange and are not employed by Netegrity on the grant date of the new options will lose the ability to exercise their stock options that have been cancelled.

Item 7.   Source and Amount of Funds or Other Consideration.

          (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
          Section 15 ("Fees and Expenses") is incorporated herein by reference.

          (b) The information set forth in Section 6 ("Conditions of this Offer") is incorporated herein by reference.

          (d)  Not applicable.

Item 8.   Interest in Securities of the Subject Company.

          (a) The information set forth in the first paragraph of Section 10 of the Offer to Exchange is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

          (a)  Not applicable.

Item 10.  Financial Statements.

          (a) (1) The information appearing under the captions "Consolidated Balance Sheets," "Consolidated Statements of Operations," "Consolidated Statements of Stockholders' Equity (Deficit)," "Consolidated Statements of Cash Flows," "Notes to Consolidated Financial Statements," and "Report of PricewaterhouseCoopers LLP" in Netegrity's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 is incorporated herein by reference.

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               (2)  The information appearing under the caption "Item 1.
                    Financial Statements" in Netegrity's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 is incorporated herein by reference.

               Copies of the Annual Report on Form 10-K for the year ended December 31, 2000 and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 are being distributed to all potential participants of this Offer.

               (3)  Not applicable.

               (4) For information regarding book value per share, see the section titled "Selected Financial Data" under Item 9 of the Offer to Exchange.

          (b)  Not applicable.

Item 11.  Additional Information.

          (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

          (b)  Not applicable.

Item 12.  Exhibits.

          (a) (1) Offer to Exchange all Outstanding Options Which Were Granted After December 1, 1999 for New Options.

               (2)  Form of Election.

               (3) Cover Letter from Barry Bycoff to Netegrity Employees dated August 9, 2001.

               (4)  Form of Notice to Change Election from Accept to Reject.

               (5) Netegrity, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on February 28, 2001, and incorporated herein by reference.

               (6) Netegrity, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission and incorporated herein by reference.

               (7)  Power Point Presentation to Employees.

               (8)  Employee Value Program Frequently Asked Questions.

          (b)  Not applicable.

          (d)  (1)  1997 Stock Option Plan.

               (2)  2000 Stock Incentive Plan.

          (g)  Not applicable.

          (h)  Not applicable.


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Item 13.  Information Required by Schedule 13E-3.

          (a)  Not applicable.



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                     NETEGRITY, INC.


                                     /s/ James E. Hayden
                                     ------------------------------------------
                                     James E. Hayden
                                     Chief Financial Officer, Vice President of
                                     Finance and Administration and Treasurer


Date: August 9, 2001